Exhibit 4.2

REGENCY ENERGY PARTNERS LP
2011 LONG TERM INCENTIVE PLAN

Time-Vested Phantom Unit Agreement

This Phantom Unit Agreement (the “Agreement”), is entered into on the date of acceptance by the Participant (the “Grant Date”) and is made by and between Regency Energy Partners LP (the “Partnership”) and the accepting Participant.

Recitals:

WHEREAS, the Partnership maintains the Regency Energy Partners LP 2011 Long Term Incentive Plan (the “Unit Plan”) which is administered by the Compensation Committee (the “Committee”) of the Board of Directors of the General Partner of the Partnership; and

WHEREAS, the Committee, upon the recommendation of management, has determined to make an Award (as that term is defined in herein) to the Participant of Phantom Units, representing rights to receive common units, representing limited partnership interests in the Partnership, subject to a risk of forfeiture pursuant to the terms and conditions of the Unit Plan and as applicable this Agreement; and

WHEREAS, the Participant has determined to accept such award;

NOW, THEREFORE, the Partnership and the Participant, each intending to be legally bound hereby, agree as follows:

ARTICLE I:
Award of Phantom Units

1.1 Award. Subject to the terms and conditions of the Unit Plan and this Agreement, the Participant is hereby granted the number of Phantom Units specified (the “Award”) to vest as follows:

Vesting Schedule:

•	20% on March 8, 2013;

•	20% on March 8, 2014;

•	20% on March 8, 2015;

•	20% on March 8, 2016; and

•	20% on March 8, 2017

This Award includes tandem DERs, which entitles the Participant to receive with respect to each Phantom Unit subject to this Award an amount in cash equal to the cash distribution per common unit made by the Partnership on its outstanding common units, during the period such Award is outstanding, with such payment being made promptly following each such distribution made by the Partnership.

1.2 Effect of Plan; Construction. The entire text of the Unit Plan is expressly incorporated herein by this reference and so forms a part of this Agreement. In the event of any inconsistency or discrepancy between the provisions of this Agreement and the Unit Plan, the provisions in the Unit Plan shall govern and prevail. This Agreement is subject in all respects to the terms and conditions of the Unit Plan, as the same may have been amended from time to time in accordance with its terms; provided, however, that no such amendment shall deprive the Participant, without such Participant's consent, of any rights earned or otherwise due to Participant hereunder. Initially capitalized terms and phrases used in this Agreement but not otherwise defined herein, shall have the respective meanings ascribed to them in the Unit Plan.

1.3 Vesting/Payments. This Award is subject to vesting over four (4) years, with 20% of this Award to vest on March 8, 2013 and the remaining 80% to vest pro-rata over a four your period on the anniversary of the Grant Date as described in Section 1.1 above, subject to the Participant's continued employment with the Partnership or its subsidiary or affiliate on each vesting date.

(a) Payment of DERs. The Participant will be entitled to receive, with respect to each common unit subject to the Award described above that has not otherwise vested or been forfeited, a cash payment equal to the cash distribution per common unit made by the Partnership on its outstanding common units, in each case promptly following each such distribution made by the Partnership.
(b) Tax Withholding. All Award vesting and distributions under this Agreement are subject to withholding of applicable taxes as determined by the Partnership in good faith. Immediately prior to vesting or payment of any Phantom Units in respect of an Award, the Participant must satisfy applicable withholding taxes due upon the receipt of such Phantom Units.
(i) Payment in Units. Participant may elect to satisfy such withholding obligations by surrender of a number of Units sufficient to satisfy such withholding obligations based on the Fair Market Value, determined by the closing price on the vesting date of the Phantom Units surrendered, otherwise payable to Participant in respect of such Award.
(ii) Payment in Cash. Cash payments in respect of any Award, and/or tandem DERs, shall be made net of any applicable withholding taxes.

1.5 Termination of Employment.
(a) Death, or Permanent Disability. No portion of this Award shall be forfeited as a result of the occurrence, prior to the end of the Restricted Period (is this term defined in the Unit Plan? if not we need to define it), of the Participant's death, or termination of employment by reason of Disability. Instead, in the event of such death, or Disability, vesting of this Award shall immediately accelerate and such Award shall become fully vested.
(b) Retirement. The Award granted hereunder is for the express purpose of retaining the employment services and engagement of the Participant for the full time of the Restricted Period. Notwithstanding any provision in the Unit Plan to the contrary, the unvested portion of this Award shall be forfeited as a result of the termination of the Participant's employment with the Partnership or its subsidiary of affiliate by reason of retirement prior to the end of the Restricted Period, and Participant shall not be entitled to any payment of Phantom Units or DERs on account of this Award.
(c) Leaves of Absence. The Committee shall determine whether any leave of absence constitutes a termination of employment within the meaning of the Unit Plan; and the impact of such leave of absence on the Award(s) made to Participant under the Unit Plan.
1.6 Change of Control. This Award is made expressly subject to the Change of Control provisions of Section 7 (c) of the Unit Plan.

ARTICLE II
General Provisions

2.1 Assignability. Unless otherwise provided by the Committee: (a) no part of this Award shall be assignable or transferable by the Participant, except by will or the laws of descent and distribution; and (b) during the Participant's life, this Award shall be payable only to Participant, or Participant's guardian or legal representative. In the event of the Participant's death, payment, to the extent permitted by this Agreement and the Unit Plan, may be made to the Participant's estate.

2.2 Rights as a Limited Partner. Until Phantom Units have been validly issued (as fully paid common units representing limited partnership interests in the Partnership) to the Participant or any other person, neither Participant nor such other person shall be entitled to any privileges of Unit ownership, or otherwise have any rights as a limited partner, by reason of the Award.

2.3 Amendment. This Agreement shall not be amended or modified except by an instrument in writing executed by both parties hereto.

2.4 Captions. The captions at the beginning of each of the numbered Sections and Articles herein are for reference purposes only and will have no legal force or effect. Such captions will not be considered a part of this Agreement for purposes of interpreting, construing or applying this Agreement and will not define, limit, extend, explain or describe the scope or extent of this Agreement or any of its terms and conditions.

2.5 Governing Law. THE VALIDITY, CONSTRUCTION, INTERPRETATION AND EFFECT OF THIS INSTRUMENT SHALL BE GOVERNED EXCLUSIVELY BY, AND DETERMINED IN ACCORDANCE WITH, THE LAW OF THE STATE OF TEXAS (WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW PRINCIPLES THEREOF), EXCEPT TO THE EXTENT PRE-EMPTED BY FEDERAL LAW, WHICH SHALL GOVERN.

2.6 Notices. Communications shall be addressed and directed to the parties, as follows, or to such other address or recipient for a party as may be hereafter notified by such party hereunder:

(a) if to the Partnership:    Regency Energy Partners LP
2001 Bryan St, Ste. 3700
Dallas, Texas 75201

Notices to the Partnership shall be deemed to have been duly given or made upon actual receipt by the Partnership.

(b) if to the Participant: to the address for Participant as it appears on the Partnership's records.

2.7 Severability. If any provision hereof is found by a court of competent jurisdiction to be prohibited or unenforceable, it shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability, and such prohibition or unenforceability shall not invalidate the balance of such provision to the extent it is not prohibited or unenforceable, nor invalidate the other provisions hereof.

2.8 Capitalized Terms. Any capitalized term used herein but not otherwise defined shall have the meaning ascribed to such term in the Unit Plan.

2.9 Entire Agreement. This Agreement constitutes the entire understanding and supersedes any and all other agreements, oral or written, between the parties hereto, in respect of the subject matter of this Agreement and embodies the entire understanding of the parties with respect to the subject matter hereof.

BY ACCEPTING THIS AGREEMENT ONLINE YOU AGREE TO THE TERMS OF THE AWARD AS SPECIFIED HEREIN.